================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)
                              ---------------------

                                DANA CORPORATION
                            (Name of Subject Company)

                              ---------------------

                                DANA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                    (including the Associated Series A Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   235811 10 6
                      (CUSIP Number of Class of Securities)

                              ---------------------

                            Michael L. DeBacker, Esq.
                  Vice President, General Counsel and Secretary
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                             Adam O. Emmerich, Esq.
                               David C. Karp, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                TABLE OF CONTENTS


Item 1.           Subject Company Information..................................1
Item 2.           Identity and Background of Filing Person.....................1
Item 3.           Past Contracts, Transactions, Negotiations and Agreements....2
Item 4.           The Solicitation or Recommendation...........................6
Item 5.           Persons/Assets Retained, Employed, Compensated or Used......19
Item 6.           Interest in Securities of the Subject Company...............21
Item 7.           Purposes of the Transaction and Plans or Proposals..........21
Item 8.           Additional Information to be Furnished......................21
Item 9.           Exhibits....................................................23
Annex A.......................................................................28
Annex B.......................................................................37

Purpose of the Amendment
------------------------
This Amendment No. 1 amends and restates in its entirety the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by Dana Corporation on July 22, 2003, and also includes exhibits which were to be filed by amendment. All of the materials sent to Dana shareholders pursuant to Rule 14d-9 will reflect the amended and restated information provided below.


Item 1.           Subject Company Information.
                  ----------------------------

                  (a) The subject company is Dana Corporation, a Virginia corporation (the "Company" or "Dana"). The address and telephone number of the Company's principal executive offices are 4500 Dorr Street, Toledo, Ohio 43615 and (419) 535-4500.

                  (b)      This Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Statement") relates to the Company's Common Stock, par value $1.00 per share (the "Shares"), including the associated rights to purchase shares of the Company's Series A Junior Participating Preferred Stock, no par value (the "Rights"), issued pursuant to the Rights Agreement, dated as of April 25, 1996 (as amended from time to time, the "Rights Agreement"), by and between the Company and The Bank of New York, as Rights Agent. Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. As of July 10, 2003, there were 148,637,211 Shares outstanding, and an additional 30,235,446 Shares reserved for issuance under the Company's equity compensation plans, of which 19,027,535 Shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options or are issuable in respect of restricted stock units issued pursuant to such plans.

Item 2.           Identity and Background of Filing Person.
                  ----------------------------------------

                  (a)      Name and Address of Person Filing this Statement.
                           ------------------------------------------------

                  The Company is the person filing this Statement. The information about the Company's address and business telephone number in Item 1(a) above is incorporated herein by reference. The Company's website address is www.dana.com. The information on the Company's website should not be considered a part of this Statement.

                  (b)      Tender Offer of the Purchaser.
                           -----------------------------

                  This Statement relates to the tender offer by Delta Acquisition Corp. ("Offeror"), a wholly owned subsidiary of ArvinMeritor, Inc. ("ArvinMeritor"), to purchase (i) all outstanding Shares, and (ii) unless and until validly redeemed by the board of directors of the Company (the "Board of Directors" or the "Board"), the Rights, at a price of $15.00 per Share, net to the seller in cash, without interest. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended the "Schedule TO"), filed by ArvinMeritor and the Offeror with the Securities and Exchange Commission (the "SEC") on July 9, 2003. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the "Offer." The Schedule TO states that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Virginia Stock Corporation Act (the "VSCA"), ArvinMeritor intends to cause the merger of the Offeror with and into the Company (the "Proposed Merger," and together with the Offer and any associated financing transactions, the "Proposed Transaction").

                  The Schedule TO states that the Offeror's and ArvinMeritor's principal executive offices are located at 2135 West Maple Road, Troy, Michigan 48084 and their telephone number is (248) 435-1000.

Item 3.           Past Contracts, Transactions, Negotiations and Agreements.
                  ---------------------------------------------------------

                  Except as described in this Statement or in Annex A hereto, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Offeror, ArvinMeritor or their respective executive officers, directors or affiliates. The information set forth in Annex A hereto is incorporated herein by this reference.

                  (a)      Arrangements with Executive Officers and Directors of
                           -----------------------------------------------------
                           Dana.
                           ----

                  The Company's directors and executive officers have entered into or participated in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below in which the term "change-of-control" applies, the consummation of the Offer would constitute a change-of-control.

                  Cash Consideration Payable Pursuant to the Offer. If the
                  ------------------------------------------------
Company's directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of July 10, 2003, the Company's directors and executive officers beneficially owned in the aggregate 325,966 Shares (excluding options to purchase Shares, restricted stock units, stock units granted under the Company's Additional Compensation Plan and Directors' Deferred Fee Plan, and shares of restricted stock). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $4,889,490 in cash. As discussed below in Item 4(d), to the knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

                  As of July 10, 2003, the Company's directors and executive officers held options to purchase 3,828,775 Shares, 1,874,475 of which were vested and exercisable as of that date, with exercise prices ranging from $15.33 to $60.09 and an aggregate weighted average exercise price of $34.18 per Share. Upon a change-of-control of the Company, 1,954,300 unvested options to purchase Shares held by directors and executive officers will fully vest and become exercisable. Also, 386,864 unvested shares of restricted stock and restricted stock units will fully vest and no longer be subject to forfeiture in the event that there is a termination of the employment of the grantees of such restricted stock by the Company following a change-of-control in circumstances that would entitle the grantee to a severance benefit under his or her change-of-control agreement, or, if the grantee is not a party to a change-of-control agreement, in the event that the grantee's employment is terminated by the Company or its successor following a change-of-control for any reason. In addition, 104,842 vested restricted stock units will be paid out in Shares in the event that the grantee's employment is terminated by the Company or its successor for any reason following a change-of-control.

                  Employment Agreements. The Company's Chief Executive Officer,
                  ---------------------
President and Chief Operating Officer, Joseph M. Magliochetti, has an employment agreement with the

Company. The term of his agreement is three years, with an automatic one-year extension at the end of each year to maintain the full three-year term unless either party gives notice not to extend the termination date, or unless the agreement is terminated earlier by Mr. Magliochetti's death or disability, by the Company for "cause" (as defined in his agreement), or, following a change-of -control, by Mr. Magliochetti for "good reason" (as defined in his agreement). The employment agreement provides that while Mr. Magliochetti is employed by the Company, his base salary may be increased but not decreased. The Compensation Committee of the Board of Directors (the "Compensation Committee") approves his base salary annually. His base salary for the calendar year 2003 is $970,000.

                  During his period of employment, Mr. Magliochetti is entitled to participate in the Company's Additional Compensation Plan (the "ACP") and in the Company's various employee benefit plans. In the event of a change-of-control of the Company, he will be entitled to continue as a participant in the Additional Compensation Plan during the remainder of the term of his employment agreement, the minimum annual bonus award to which he will be entitled during that period will be equal to 50% of his base salary, and his awards will be payable in cash (not deferrable). If his employment is terminated following a change-of-control, any previously deferred awards under the ACP will be paid on an accelerated basis.

                  If Mr. Magliochetti is terminated by the Company without "cause" (as defined in his agreement) or if, after a change-of-control of the Company, he terminates his employment due to a "good reason" constructive termination (as defined in his agreement), he will be entitled, until the earliest of (i) the end of the term of the agreement, (ii) the date that is three years after the termination or (iii) the date that he turns 65 years of age (the "Termination Period"), to receive monthly compensation equal to his highest average monthly compensation (reduced by the amounts payable to him under any severance plan or policy of the Company), to continue his participation under the Company's employee benefit plans and to receive credit for service during the Termination Period. He will also be entitled to a lump-sum payment in cash in an amount equal to the sum of (i) his accrued but unpaid compensation, (ii) a pro-rata bonus for the portion of the fiscal year in which the termination occurs that follows the date of termination and (iii) any previously deferred compensation, including earnings and interest thereon. If such termination of employment follows a change-of-control, he will immediately receive such monthly compensation in a lump sum (discounted to the present value) and any awards previously deferred under the ACP will be paid out.

                  If any excise tax is imposed under Section 4999 of the Internal Revenue Code, as amended ("Section 4999"), on payments received by Mr. Magliochetti as a result of a change-of-control of the Company, the Company will pay him an amount that, after applicable taxes, is equal to the amount of the excise tax.

                  The retirement benefit payable to Mr. Magliochetti under his employment agreement is described in Annex A hereto under the heading "Pension Plans," and is incorporated herein by reference. The pension and retirement arrangements applicable to the Named Executive Officers (as defined below) are described more fully in Annex A hereto under the heading "Pension Plans."

                  Under his employment agreement, Mr. Magliochetti has agreed not to disclose any confidential information about the Company to others while employed by the Company or thereafter and not to engage in competition with the Company for three years following his termination of employment (unless his employment is terminated by the Company without "cause" or by him for "good reason" following a change-of-control of the Company). In addition, if, during the period that payments in respect of Mr. Magliochetti's supplemental pension are being made (as discussed in Annex A hereto under the heading "Pension Plans"), he engages in competition with the Company (unless his employment is terminated by the Company without "cause" or by him for "good reason" following a change-of-control of the Company), the Company may cease making such payments.

                  William J. Carroll, President - Automotive Systems Group, Marvin A. Franklin, III, President - Dana International and Global Initiatives, Robert C. Richter, Vice President and Chief Financial Officer, and Bernard N. Cole, President - Heavy Vehicle Technologies & Systems Group (together with Mr. Magliochetti, the "Named Executive Officers"), along with three other executive officers of the Company, each have change-of-control agreements with the Company that have the same material terms as Mr. Magliochetti's agreement, as described above, except that they (i) do not provide an additional retirement benefit,
(ii) do not provide for a payment in the event that excise tax is imposed under
Section 4999 and (iii) only become operative upon a change-of-control of the Company (if the executive is then in the employ of the Company). Should their agreements become operative, each of Messrs. Carroll, Franklin, Richter and Cole (together with the other three executive officers) would continue to participate in all executive incentive plans with at least the same reward opportunities, and with perquisites, fringe benefits and service credits for benefits at least equal to those that were provided prior to the change-of-control. Messrs. Carroll, Franklin, Richter and Cole (and the other three executive officers) would be entitled to continue to receive no less than their base salaries as in effect immediately prior to the change-of-control, so long as they are employed by the Company, subject to annual increase (but not decrease) in the same manner as Mr. Magliochetti, and an annual bonus in an amount not less than 50% of their annual base salary.

                  Each of the Named Executive Officers (and the other three executive officers) also has a related agreement with the Company which provides that, in the event of a dispute related to his change-of-control agreement, the Company will pay legal expenses he may incur to enforce the change-of-control agreement.

                  Annual Incentives. The Company's Chief Executive Officer and
                  -----------------
other executive officers have an opportunity to earn annual bonuses under the ACP, as described more fully in Annex A hereto under the heading "Annual Incentives," which is incorporated herein by reference. Award opportunities vary based on the individual's position and base salary. Actual bonuses are based on the Company's success in achieving performance objectives that are established in advance. These objectives are set annually based on the Company's short-term strategic direction and the current economic climate.

                  In the event of a change-of-control of the Company, unless otherwise provided, all awards deferred under the ACP, whether to a stock account or an interest equivalent account, will be paid out promptly to participants in a lump sum in cash. Stock units held in participants' stock accounts will be deemed to have the value of the higher of (i) the average of the closing price for the last trading day prior to the effective date of the change-of-control and the last trading day of each of the two preceding thirty-day periods, in each case as quoted on the New York Stock Exchange and (ii) the highest per share consideration paid for Shares in the change-of-control transaction (the "Stock Unit Value").

                  Amended and Restated Stock Incentive Plan; Restricted Stock
                  -----------------------------------------------------------
Plans. Long-term equity incentives are granted to the Company's Chief Executive
-----
Officer and other executive officers under the Company's Amended and Restated Stock Incentive Plan (the "Incentive Plan") and 1999 Restricted Stock Plan (the "1999 Plan").

                  Under the Incentive Plan, upon the occurrence of a change-of-control, all outstanding unexercised options and stock appreciation rights will become fully exercisable for the remainder of their term and all other awards will vest and become immediately due and payable. Pursuant to the restricted stock agreements evidencing grants of restricted stock under the 1999 Plan, all restrictions on such restricted stock lapse (i) in the event that the grantee's employment is terminated by the Company or its successor following a change-of-control in circumstances that would entitle the grantee to a severance benefit under his or her change-of-control agreement, or (ii) if there is no change-of-control agreement, in the event that the grantee's employment is terminated by the Company or its successor following a change-of-control for any reason. Pursuant to the restricted stock agreements evidencing grants under the Company's 1989 Restricted Stock Plan (the "1989 Plan"), all restrictions on outstanding restricted stock will lapse upon the grantee's termination of employment by the Company for any reason following a change-of-control. Under the 1989 Plan and the 1999 Plan, restricted stock units will be paid out in shares of stock upon a termination of employment for any reason following a change-of-control. Further information on the Incentive Plan and 1999 Plan is set forth in Annex A hereto under the heading "Equity Compensation Plan Information," and is incorporated herein by reference.

                  1998 Directors' Stock Option Plan. All non-employee directors
                  ---------------------------------
participate in the Company's 1998 Directors' Stock Option Plan (the "Director Plan"). The Director Plan provides for the automatic annual grant to each non-employee director of options to purchase 3,000 Shares. In the event of a change-of-control of the Company, all outstanding unexercised stock options issued under the Director Plan will become fully exercisable. Further information on the Director Plan is set forth in Annex A hereto under the headings "Equity Compensation Plan Information" and "Director Compensation," and is incorporated herein by reference.

                  Director Deferred Fee Plan. Non-employee directors of the
                  --------------------------
Company may elect to defer payment of their fees into the Company's Director Deferred Fee Plan, either to a stock account or an interest equivalent account. In the event of a change-of-control of the Company, except with respect to participants who are residents of Canada, all amounts deferred under the Director Deferred Fee Plan will be paid out to the participants in a lump sum in cash. Stock units held in participants' stock accounts will be deemed to have the Stock Unit Value. Further information on the Director Deferred Fee Plan is set forth in Annex A hereto under the heading "Director Compensation," and is incorporated herein by reference.

                  Pension Plans. The Named Executive Officers participate in the
                  -------------
Company's Retirement, Excess Benefits and Supplemental Benefits Plans (the "Pension Plans"). In the event of a change-of-control of the Company, participants in the Excess Benefits and Supplemental Benefits Plans will receive a lump-sum payment of all benefits previously accrued thereunder and will be entitled to continue to accrue benefits thereunder, and certain transition benefits under the Retirement Plan will accelerate. Further information on the Pension Plans is set forth in Annex A hereto under the heading "Pension Plans," and is incorporated herein by reference.

(b)               Transactions with the Offeror and ArvinMeritor.
                  ----------------------------------------------

                  Other than as disclosed in this Statement or Annex A hereto, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company, or its executive officers, directors or affiliates, on the one hand, and the Offeror, ArvinMeritor or their respective executive officers, directors or affiliates, on the other hand.

Item 4.           The Solicitation or Recommendation.
                  -----------------------------------

                  (a)      Solicitation/Recommendation.
                           ---------------------------


                  After careful consideration, including a thorough review of the Offer with its legal and financial advisors and after taking into account the recommendation of the Committee of Independent Directors (as defined below), the Board of Directors by unanimous vote of all directors voting determined that the Offer is inadequate, from a financial point of view, to holders of Shares and that the Offer is not in the best interests of either Dana or its shareholders. The Board of Directors believes that the Offer undervalues Dana's businesses, including its premier franchise in the automotive and heavy-duty vehicle supply industries, and does not adequately reflect the true value of Dana's unique market position and business opportunities. Management and the Board believe that the Company can deliver more value to its shareholders than that proposed to be paid in the Offer by continuing to execute its business plan to enhance operating performance and reduce the Company's debt. ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU REJECT THE OFFER AND DO NOT TENDER YOUR SHARES PURSUANT TO THE OFFER.

                  A form of letter communicating the Board of Directors' recommendation to you and a press release relating to the recommendation to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this document, respectively, and are incorporated herein by reference.

(b)               Background.
                  ----------

                  In the spring of 2001, ArvinMeritor approached the Company to express an interest in pursuing a joint venture combining ArvinMeritor's and the Company's respective aftermarket businesses. The Company and ArvinMeritor entered into a confidentiality agreement that limited the use of any confidential information solely for the purpose of analyzing a potential business relationship for the respective aftermarket businesses, and restricting the parties from, among other things, disclosing "the fact that the parties are participating in a study or exploration of a business relationship" or "the fact that the parties have exchanged confidential information." In the late summer of 2001, the discussions terminated.

                  On June 4, 2003, Mr. Larry D. Yost, President and Chief Executive Officer of ArvinMeritor, telephoned Mr. Joseph M. Magliochetti, Chairman of the Board and Chief Executive Officer of the Company, and expressed ArvinMeritor's interest in acquiring the Company and informed Mr. Magliochetti that ArvinMeritor's board of directors had authorized Mr. Yost to offer $14.00 in cash for each Share. Mr. Magliochetti told Mr. Yost that although he did not believe there was any interest in pursuing a sale of the Company at this time he would bring the matter to the Board of Directors. After this conversation, Mr. Magliochetti contacted each of the Company's directors to inform them of the conversation.

                  Later in the day on June 4, 2003, Mr. Magliochetti received the following letter from Mr. Yost:

                                  June 4, 2003

         Mr. Joseph M. Magliochetti
         Chairman of the Board and Chief Executive Officer
         Dana Corporation

         Dear Joe:

                  Thank you again for taking the time to talk with me earlier today. As we discussed, I am pleased to present a proposal that contemplates an acquisition of Dana by ArvinMeritor. I am confident that this transaction offers an exciting opportunity to create value for the shareholders of both our companies. In our industry, consolidation presents an opportunity to further enhance shareholder value as well as create a stronger company.

                  I've summarized our proposal in this letter to help you facilitate its review with your Board and advisors. We would like to begin discussions with you immediately in the hope of completing a transaction as quickly as possible.

                  My Board of Directors has authorized me to offer consideration of $14.00 in cash for each Dana share, representing a premium of 45% over yesterday's closing price. As an alternative, we are prepared to consider a mix of cash and stock consideration if it will facilitate a transaction. Our proposed price represents full value, and we are confident that our proposal will be well received by Dana shareholders.

                  Our objective is to retain the best and the brightest from each of our organizations. As a result, we hope to integrate as many of your employees as is practical into the ArvinMeritor family.

                  We based our proposal on publicly available information. If you are willing to work with us to consummate a transaction expeditiously, we may be prepared to analyze further whether a higher value is warranted. As you can appreciate, our proposal is conditioned upon the negotiation and execution of a definitive merger agreement and, of course, the receipt of all necessary shareholder and regulatory approvals. Regarding the required regulatory approvals, we have carefully considered all relevant issues with the advice of counsel, and we are confident that they can be obtained. In addition, financing is not an issue.

                  We have retained financial and legal advisors and they are fully informed. We and they are prepared to meet with you and your advisors. We believe it is in the best interests of our respective shareholders for this transaction to proceed as expeditiously as possible.

                  We are confident that you and your Board of Directors will share our view that this proposal represents a unique and compelling opportunity for your shareholders, creating a stronger combined company that will be well positioned to succeed in the very competitive automotive supply industry.


                  If you or any of your directors have any questions about our proposal, please feel free to give me a call. I will make myself available at any time. My contact numbers are (248) 435-3901 (office) and (248)670-0498 (mobile). We do not intend to make this letter public.

                  My Board of Directors and I believe this is a very compelling transaction for both of our companies and shareholders. Again, we are excited about this transaction and are committed to getting this transaction done.

                  I hope to hear back from you by the end of next week as I am committed to reporting back to my Board. I look forward to hearing from you.

                                   Sincerely,

                                   Larry D. Yost
                                   Chairman and Chief Executive Officer
                                   ArvinMeritor, Inc.


                  Shortly after receipt of the letter, Wachtell, Lipton, Rosen & Katz, and Howrey, Simon, Arnold & White LLP, were retained to provide legal advice in connection with ArvinMeritor's proposal.

                  The Board of Directors met telephonically on June 6, 2003, with its legal advisors and the Company's management for preliminary discussions regarding the proposal and to establish a process for properly evaluating the proposal. The Board's legal advisors provided an overview of the duties of a board of directors upon receipt of an unsolicited proposal such as the one received from ArvinMeritor. Over the next few days, Credit Suisse First Boston LLC ("Credit Suisse First Boston") and Deutsche Bank Securities Inc. ("Deutsche Bank") were selected to act as financial advisors in connection with ArvinMeritor's proposal and related matters.

                  On June 12, 2003, the Board met in person with its legal and financial advisors and the Company's management to discuss ArvinMeritor's unsolicited proposal and the Company's past and current business operations, financial condition and future prospects. At the beginning of the meeting, Mr. Fernando M. Senderos, a director, noted his role as Chairman and Chief Executive Officer of DESC, S.A. de C.V. ("DESC"), and the potential that a conflict of interest, real or apparent, could arise in the consideration of ArvinMeritor's proposal given the business relationship between the Company and its affiliates and DESC and its affiliates. Mr. Senderos, with the agreement of the Board, decided not to participate in the consideration of ArvinMeritor's proposal, and, accordingly, Mr. Senderos has not participated in any of the other meetings described in this Statement. Management of the Company made presentations and responded to questions regarding the Company's businesses and historical financial and projected results. The legal advisors discussed the Board's duties with the Board and presented the Board with an overview of the terms of ArvinMeritor's proposal and the potential antitrust and other legal issues relating to ArvinMeritor's proposal. The financial advisors reviewed with the Board the financial aspects of ArvinMeritor's proposal. After thorough discussions, the Board of Directors went into executive session and, after asking certain of its advisors and certain members of management to return for further discussion, by the unanimous vote of all directors voting decided that the Company was not for sale and that discussions with ArvinMeritor regarding its proposal would not be productive. The Board also authorized the delivery of a letter to ArvinMeritor communicating its view.

                  Following the Board of Directors' meeting, Mr. Magliochetti telephoned Mr. Yost to express that the Board had carefully considered ArvinMeritor's proposal and was not interested in the proposed business combination with ArvinMeritor and that discussion as to any such transaction would not be productive. Later on June 12, 2003, Mr. Magliochetti sent the letter that the Board had discussed earlier that day, the text of which was:

                                  June 12, 2003

         Mr. Larry D. Yost
         Chairman and CEO
         ArvinMeritor, Inc.
         2135 West Maple Road
         Troy, Michigan 48084


         Dear Mr. Yost:

                  This will respond to your letter of June 4th. I shared your letter with our Board of Directors during a telephonic meeting last week, and we had a lengthy meeting in person today to carefully and thoroughly consider your proposal. We have been advised in that connection by able and experienced financial and legal advisors.

                  The Board is unanimous in concluding that Dana has no interest whatsoever in pursuing a sale transaction with you, nor do we believe that any other combination of our companies would be in the interests of our shareholders. Discussion as to a sale transaction or any other combination would not be productive. We are aggressively pursuing a strategic business plan which we believe is the best way to maximize value for our shareholders.

                  We hope that you will respect our decision in this matter; pursuing your proposal would be disruptive and counterproductive for both of our shareholder constituencies.

                                   Sincerely,

                                   Joseph M. Magliochetti


                  On June 17, 2003, the Board of Directors received the following letter from Mr. Yost reiterating ArvinMeritor's interest in acquiring the Company:

                                  June 16, 2003

         Mr. Joseph M. Magliochetti
         Mr. Benjamin F. Bailar
         Mr. A. Charles Baillie, Jr.
         Mr. Edmond M. Carpenter
         Mr. Eric Clark
         Ms. Cheryl W. Grise
         Mr. Glen H. Hiner
         Mr. James P. Kelly
         Ms. Marilyn R. Marks
         Mr. Richard B. Priory
         Mr. Fernando M. Senderos

         To the Board of Directors of Dana Corporation:

         On June 4, 2003 I spoke with and wrote to Joe Magliochetti, Chairman and Chief Executive Officer of Dana Corporation, proposing a combination of ArvinMeritor and Dana in which ArvinMeritor will acquire all of the outstanding shares of Dana for $14.00 per share in cash. This will provide your shareholders with a premium of 45% over Dana's closing stock price on June 3, 2003, the last trading day before I submitted our proposal to Mr. Magliochetti in writing.

         On June 13, 2003 we received a letter from Mr. Magliochetti stating that Dana had no interest whatsoever in pursuing a business combination with ArvinMeritor or entering into discussions with ArvinMeritor regarding our merger proposal. Notwithstanding that Mr. Magliochetti twice indicated to me during our initial phone conversation on June 4, 2003 that Dana was not for sale and further reiterated this in our phone conversation on June 12, 2003, we were surprised that the Dana Board decided to forgo even an initial meeting with us to discuss our proposal in light of the significant value we are prepared to offer your shareholders.

         I am writing to reiterate our serious interest in pursuing a transaction between ArvinMeritor and Dana and to provide further strategic perspective as to why it makes sense to bring our two companies together. After a thorough review with our financial and legal advisors of the publicly available information concerning Dana, the ArvinMeritor Board has concluded that the strategic and financial benefits of a business combination to both of our companies' shareholders and other interested constituencies are simply too compelling to ignore.

         The combination of ArvinMeritor and Dana will create a stronger Tier One supplier company providing numerous technological and service benefits for our combined worldwide light vehicle, commercial truck and aftermarket customers. This transaction will bring together the right combination of innovation, capabilities and resources to establish a more significant global enterprise.

         Together, ArvinMeritor and Dana will become a true industry leader with the strategic position that will allow us to better serve our customers, employees and shareholders. A combined ArvinMeritor-Dana will extend our market reach. Importantly, the combined company will have the increased capability to accelerate growth; make strategic investments; and enlarge our diversified product, service and market portfolio.

         In addition to the compelling strategic fit of our respective product portfolios, a business combination of our two companies will also create significant financial benefits, including considerable sales, operating and cost synergies beyond what either company could achieve on its own. We believe these benefits will better position us to compete and succeed in the increasingly competitive automotive supply industry.

         A combination of Dana and ArvinMeritor will also afford us the opportunity to combine the skills of each of our talented workforces. As I indicated in my initial letter to Mr. Magliochetti, our objective is to complete a combination that retains the best and the brightest from each of our organizations. As a result, we hope to integrate as many of your employees as is practical into the ArvinMeritor family. We have a proven track record of successfully integrating large-scale transactions, as evidenced by the merger of our predecessor companies, Arvin and Meritor. I am confident that we will be able to join our two companies together to build a stronger, more efficient leader in the automotive supply industry that is well positioned for future growth and success.

         We are confident that our attractive all-cash proposal will be well received by Dana's shareholders and it is our hope that the Dana Board recognizes the significant benefits to Dana and its shareholders. Moreover, our proposal would permit your shareholders to realize this substantial cash value today. Because it remains our strong preference to work together with the Dana Board, we are flexible in considering a mix of cash and stock consideration if it will facilitate a transaction. In addition, if you are willing to work with us to quickly consummate a transaction, we may be prepared to analyze further whether a higher value is warranted. We are ready to meet with you on a moment's notice. We hope you will reconsider your decision and meet with ArvinMeritor and its advisors to discuss our proposal.

         Our merger proposal is conditioned upon the negotiation and execution of a definitive merger agreement and the receipt of necessary shareholder and regulatory approvals. With the advice of counsel, we have carefully considered all relevant issues regarding the required regulatory approvals, and we are confident that they can be obtained. As I mentioned in my last letter, financing is not an issue.

         I would like to reiterate our strong preference to work cooperatively within the framework of a negotiated transaction. To this end, we and our advisors are prepared to meet with you and your advisors immediately to discuss the terms of our proposal and to negotiate a definitive agreement. I am confident that if we work together we can quickly close a transaction that is in the best interests of both companies' shareholders and other interested constituencies.

         I look forward to hearing from you in the near future.

                                   Sincerely,

                                   Larry D. Yost
                                   Chairman and Chief Executive Officer
                                   ArvinMeritor, Inc.



                  On June 18, 2003, the Board of Directors met with its legal and financial advisors and the Company's management telephonically to again consider ArvinMeritor's proposal. The Board of Directors discussed with its legal and financial advisors and the Company's management matters relating to ArvinMeritor's proposal that were previously discussed with the Board and was updated as appropriate. Following full discussion, the Board went into executive session and, after asking certain of its advisors and certain members of management to return for further discussion, again by the unanimous vote of all directors voting decided that ArvinMeritor's proposal was not attractive in light of the Company's plans and prospects and that discussions with ArvinMeritor about the proposal would not be productive. The Board again authorized Mr. Magliochetti to respond to the reiterated proposal in writing.

                  The next morning, Mr. Magliochetti sent the following letter that had been discussed by the Board of Directors in response to Mr. Yost's letter of June 16.

                                  June 19, 2003

         Mr. Larry D. Yost
         Chairman and CEO
         ArvinMeritor, Inc.
         2135 West Maple Road
         Troy, Michigan 48084

         Dear Mr. Yost:

                  This will respond to your letter of June 16. As was the case with your prior letter of June 4, this letter has been provided to each member of our Board of Directors. And our Board has met again to review it, in detail, with the assistance of our financial and legal advisors.

                  Our Board has now met and discussed your proposal on three separate occasions. Following that process, the Board has asked me to once again convey to you our unanimous conclusion: that Dana has no interest whatsoever in pursuing a sale transaction with ArvinMeritor. The Board is equally unanimous in concluding that no other combination of our companies would be in the best interests of Dana's shareholders. There is absolutely no division of opinion on this matter among our Directors. Accordingly, any meeting or discussion as to a sale transaction or any other combination would not be productive.

                  Again, we expect that you will respect our unanimous and carefully considered decision in this matter; ArvinMeritor's continued pursuit of its proposal would be disruptive and counterproductive for both of our shareholder constituencies.

                                   Sincerely,

                                   Joseph M. Magliochetti


                  On July 8, 2003, concurrently with ArvinMeritor's issuance of a press release announcing its intention to commence the Offer, Mr. Yost called Mr. Magliochetti to inform him of the Offer and sent Mr. Magliochetti the following letter:

         July 8, 2003

         Mr. Joseph Magliochetti
         Chairman, President and Chief Executive Officer
         Dana Corporation
         4500 Dorr Street
         Toledo, OH  43615

         Dear Joe:

         In light of the dramatic changes taking place in our industry, the attractive cash price we are prepared to offer your shareowners and the compelling strategic fit of our two companies, our Board was surprised and disappointed when in response to our repeated efforts to effect a business combination of our two companies you informed us that Dana has "no interest whatsoever" in pursuing a transaction.

         Because Dana has been unwilling to proceed with a business combination or even have an initial meeting with us to discuss our proposal, we are taking our offer directly to Dana's shareowners. We write to inform you that we will publicly disclose this morning our intention to commence a tender offer to purchase all of the outstanding shares of Dana for $15.00 per share in cash. Our improved offer above the $14.00 per share that we indicated to you in our earlier communications demonstrates our full commitment to consummating this transaction. We are hopeful that your Board recognizes the significant benefits of our offer to Dana and its shareowners.

         We believe this is the most effective way to bring our two companies together and we are confident that our offer will be well received by your shareowners. Notwithstanding the significant uncertainties facing Dana and its business today, our offer permits Dana's shareowners to realize a premium of 56% over Dana's closing stock price on June 3,

         2003, the last trading day before ArvinMeritor submitted its first proposal to Dana in writing. It also represents a premium of 39% over Dana's average closing stock price for the last 30 trading days and a premium of 25% over Dana's closing stock price on July 7, 2003, the last trading day before today's announcement.

         Although we have found it necessary to go directly to your shareowners with our offer, it remains our strong preference to work together with the Dana Board to reach a mutually agreeable transaction. To this end, we and our advisors are prepared to meet with you and your advisors to discuss the terms of our offer and to negotiate a definitive agreement.

         As I have expressed to you, if you are willing to work with us to consummate a transaction, we may be prepared to analyze further whether a higher value is warranted. In addition, we are flexible in considering a mix of cash and stock if it will facilitate a transaction.

         I am confident that if we work together we can quickly close a transaction that is in the best interests of both companies' shareowners and other interested constituencies. We hope you will reconsider your decision and meet with us.

         On behalf of the ArvinMeritor Board of Directors,

         Sincerely,

         Larry D. Yost
         Chairman and Chief Executive Officer


                  Later on July 8, 2003, the Board of Directors met telephonically to discuss ArvinMeritor's letter and the related press release. The Board discussed the process for performing a thorough analysis of the anticipated tender offer when additional information became available and the legal requirements and obligations which would become applicable as a result of the Offer. Later that day, the Company issued a press release regarding the anticipated tender offer.

                  On July 9, 2003, ArvinMeritor issued a press release announcing the commencement of the offer at $15.00 per Share and ArvinMeritor and Offeror filed the Schedule TO, commencing the Offer.

                  On July 10, 2003, the Company issued the following press release:

                  TOLEDO, Ohio, July 10 -- Dana Corporation (NYSE: DCN - News) issued the following statement today in response to the announcement yesterday by ArvinMeritor, Inc. (NYSE: ARM - News) that it commenced a tender offer for the outstanding Dana shares.

                  Dana is evaluating ArvinMeritor's tender offer. As indicated Tuesday, Dana's Board of Directors will advise Dana shareholders of its position regarding the offer and state its reasons for such position within 10 business days of the commencement of the offer. Dana continues to urge its shareholders to defer making a determination whether to accept or reject ArvinMeritor's offer until they have been advised of Dana's position with respect to the offer.

                  Dana's shareholders, and its customers, suppliers and employees, are strongly advised to carefully read Dana's solicitation/recommendation statement, when it becomes available, regarding the tender offer referred to in this press release, because it will contain important information, which should be considered carefully before any decision is made with respect to the tender offer. Copies of the solicitation/recommendation statement, which will be filed by Dana with the Securities and Exchange Commission, will be available free of charge at the SEC's web site at www.sec.gov, or at the Dana web site at www.dana.com, and will also be available, without charge, by directing requests to Dana's Investor Relations Department.


                  On July 11, 2003, the Board of Directors met with its legal and financial advisors and the Company's management to review developments with respect to the Offer. Among other things, at this meeting the Board was updated as to the status of the Offer, further details as to its terms and conditions, and the timetable for the Board's response under applicable law. The Board also received advice from its legal advisors concerning its duties in responding to the Offer, and was updated as to the litigation that had been commenced by ArvinMeritor with respect to the Offer. The Board discussed the appropriate framework for its consideration of the Offer, and, among other things, the desirability of providing a structure for the independent members of the Board to convene regularly as a committee to review and discuss, with such advice as they deemed appropriate, matters relevant to the Board's response to the Offer. In addition, at the July 11 meeting, the Board determined not to redeem the Rights or otherwise render them inapplicable to the Offer and resolved to delay the Distribution Date (as defined in the Rights Agreement) of the Rights, as more fully described under "Board Action Regarding Rights Agreement" in Item 8 below. The Board also authorized the retention of Goldman, Sachs & Co. ("Goldman Sachs") as an additional financial advisor in connection with the Offer.

                  On July 14, 2003, Goldman Sachs was retained as an additional financial advisor to the Board in connection with the Offer.

                  On July 18, 2003, the Board met again to review and consider the Offer. At the commencement of the meeting, the Board resolved to create a committee of independent directors (consisting of Ms. Grise and Ms. Marks and Messrs. Bailar, Baillie, Carpenter, Clark, Hiner, Kelly and Priory) (the "Committee of Independent Directors") to consider and evaluate the Offer, possible strategic alternatives and other matters as the Committee of Independent Directors may determine and provide reports and recommendations to the Board regarding these matters. The Board elected Mr. Hiner as Chairman of the Committee of Independent Directors. This structure is consistent with the Board's periodic practice of holding executive sessions of non-management directors in conjunction with regular Board meetings. The Committee of Independent Directors also determined to retain Skadden, Arps, Slate, Meagher & Flom LLP, as special counsel to the Committee of Independent Directors, and the Board agreed with such retention.

                  The July 18 Board meeting continued with the Board receiving presentations concerning its legal duties and the legal and regulatory framework relevant to the Offer from a representative of Wachtell, Lipton, Rosen & Katz, counsel to the Board, and presentations from representatives of Credit Suisse First Boston and Deutsche Bank concerning certain financial information relevant to consideration of the Offer. These latter presentations included a review of certain financial matters concerning the Offer, such as calculations of the offer price premiums and implied multiples to earnings per share, earnings before interest and taxes and other financial metrics, and reaction to the Offer by investors, equity analysts and rating agencies. A representative of management then presented the Company's near-term outlook and long-range management forecast, including the assumptions on which the latter was based, after which the financial advisors commented on the process they had engaged in with management to review the long-term forecast. The financial advisors also presented a financial analysis of the Company, which included a selected comparable companies analysis, a selected comparable acquisitions analysis, and a discounted cash flow analysis, including a discounted cash flow analysis demonstrating the sensitivities of the analysis to assumptions contained in management's long-range forecast. In the course of these presentations, the Board asked questions and, following the conclusion of the presentations to the Board, the Committee of Independent Directors met separately with representatives of Skadden, Arps, Slate, Meagher & Flom LLP, its special counsel, to further review and discuss matters related to the Offer.



                  At a meeting held on July 21, 2003, the Board met with its legal and financial advisors, the Committee of Independent Directors' legal advisor and the Company's management to further discuss the Offer and financial, legal and other considerations deemed relevant to the Offer. Among other things, the Board reviewed and discussed the factors and considerations summarized under "Reasons for the Recommendation" contained herein. Also at this meeting, Credit Suisse First Boston and Deutsche Bank delivered to the Board of Directors their respective opinions, dated July 21, 2003, to the effect that, as of the date of such opinions, the Offer was inadequate, from a financial point of view, to holders of Shares. At the conclusion of the July 21, 2003 meeting, in light of the prior contacts between Deutsche Bank and ArvinMeritor described in Item 5, Deutsche Bank and the Board agreed that Deutsche Bank would not continue Deutsche Bank's financial advisory engagement in connection with the Offer and the Proposed Transaction, but would continue to serve the Company in other advisory and financing matters as are mutually agreed. In addition, on July 21, 2003, the Committee of Independent Directors met separately with its legal advisor to review and discuss matters relating to the Offer. In recognition of the fact that their service on the Committee of Independent Directors would require a substantial commitment of time, the Board authorized the payment of annual stipends, meeting fees and expense reimbursement for members and the Chairman of the Committee of Independent Directors, on the same basis as provided to members of the Audit, Compensation and Advisory Committees of the Board.

                  On July 22, 2003, after consideration, including consultation with its legal advisor and the Board's legal and financial advisors and taking into account the factors described in Item 4(c) below, the Committee of Independent Directors unanimously determined that the Offer is inadequate, from a financial point of view, to holders of Shares and that the Offer is not in the best interests of either Dana or its shareholders and unanimously recommended to the full Board that the full Board, in turn, recommend that Dana shareholders reject the Offer and not tender their Shares pursuant to the Offer. On July 22, 2003, following a thorough discussion and in light of the factors described in Item 4(c) below and taking into account the recommendation of the Committee of Independent Directors, the Board determined that the Offer is inadequate, from a financial point of view, to holders of Shares and that the Offer is not in the best interests of either Dana or its shareholders, and determined to recommend that Dana shareholders reject the Offer and not tender their Shares pursuant to the Offer.


                  (c)      Reasons for the Recommendation.
                           ------------------------------


                  In reaching the conclusion that the Offer is inadequate from a financial point of view, to holders of Shares and that the Offer is not in the best interests of either Dana or its shareholders and the recommendation described above, the Board of Directors consulted with its legal and financial advisors and senior management of the Company and took into account the recommendation of the Committee of Independent Directors and numerous other factors, including, but not limited to, the following:

                           (i) The presentations of, and the Board's discussions with, its financial advisors at meetings of the Board of Directors held on July 18 and July 21 concerning the Company, ArvinMeritor and the financial aspects of the Offer, including the opinions dated July 21, 2003, to the Board of Directors of Credit Suisse First Boston and Deutsche Bank, to the effect that as of the date of such opinions, the Offer was inadequate, from a financial point of view, to holders of Shares;

                           (ii) The fact that the market price per Share has been above the Offer price per Share since the public announcement of the Offer on July 8, 2003; the closing price per Share on the New York Stock Exchange on July 21, 2003, the last trading day prior to the Board of Directors' decision to recommend that shareholders reject the Offer and not tender their Shares pursuant to the Offer, was $15.24, which is higher than the Offer price of $15.00 per Share;




                           (iii) The Board's understanding of the Company's business, financial condition and results of operations, business strategy, restructuring plan, backlog of new business and future prospects and, based upon presentations by management, management's and the Board's belief that Dana's strategy is meeting its target to deliver improved financial performance for the remainder of 2003, 2004 and beyond, which management and the Board believe has not been fully reflected in the current stock price;

                           (iv) The fact that the Company has already demonstrated significant success in executing its restructuring plan as evidenced by the improved earnings since the inception of the plan in October of 2001, the generation of $540 million in proceeds from asset sales, and the reduction of net debt by approximately $590 million over the past 18 months (excluding the approximately $710 million in asset sales and $580 million in debt reduction attributable to Dana Credit Corporation's disposition activities over the same period of time);



                           (v) The Board's consideration of several key economic trends in the heavy-duty vehicle sector that it believes will have a significant positive impact on Dana's performance in future years; in this regard, the Board noted, among other things, that management forecasts for heavy-duty vehicle production is expected to increase from 181 thousand units in 2002 to approximately 280 thousand units in 2005, an increase of approximately 49%;

                           (vi) The Board's belief that the Proposed
         Transaction, including the Offer, is opportunistic and if consummated would deprive all Dana shareholders, including those that do not accept the Offer, of the opportunity to realize the full value of their investment in the Company;



                           (vii) The fact that regulatory approval is a condition of the Offer; the Board believes, based upon the advice of the Company's antitrust counsel, that serious antitrust issues could prevent ArvinMeritor from consummating the Offer; for example Dana and ArvinMeritor are the only substantial North American producers of axles, driveshafts and foundation brakes for medium- and heavy-duty trucks, with combined market shares ranging from 80 percent to 100 percent, and through joint arrangements with Eaton Corporation and ZF Group, respectively, are the only North American suppliers of complete heavy truck drivetrain systems; as a result, the Board believes, based upon the advice of the Company's antitrust counsel, that the transaction is very likely to be subject to intensive scrutiny from government antitrust authorities and may result in antitrust litigation to block the Offer; in this regard the Board also noted that as of the date of its deliberations (and as of the date hereof), ArvinMeritor had not yet even made the necessary filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;



                           (viii) The fact that the Offer is conditioned upon ArvinMeritor having received proceeds under new financings sufficient, together with cash on hand, to consummate the Proposed Transaction and that ArvinMeritor has acknowledged in response to regulatory inquiries that it has not entered into any agreements, commitments, credit facilities, letters of credit or other financing arrangements with regard to financing the Offer or the Proposed Transaction; the size of the financing required as well as the resulting pro forma credit ratios, which based on ArvinMeritor's public disclosures, would result in an approximate 88% pro forma debt-to-capital ratio, which would be among the highest in the industry, provide significant financing risk for ArvinMeritor; the inability to satisfy this condition would be a significant obstacle to completion of the Offer; and

                           (ix) The fact that the Offer is highly conditional and includes conditions that could provide significant obstacles to completion of the Offer or the other aspects of the Proposed Transaction and result in significant uncertainty that the Offer will be consummated, and, further, in the event of non-completion of the Offer due to the failure to satisfy certain conditions to the Offer for reasons not within the Company's control, could adversely affect the Company.

                  In light of the above factors, the Committee of Independent Directors and the Board determined that the Offer is not in the best interests of either Dana or its shareholders.

ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU REJECT THE OFFER AND DO NOT TENDER YOUR SHARES PURSUANT TO THE OFFER.


                  The foregoing discussion of the information and factors considered by the Committee of Independent Directors and the Board of Directors is not intended to be exhaustive but addresses all of the material information and factors considered by the Committee of Independent Directors and the Board of Directors in their consideration of the Offer and the Proposed Transaction. In view of the variety of factors and the amount of information considered, the Board of Directors and the Committee of Independent Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. Such determination was made after consideration of the factors taken as a whole. Individual members of the Committee of Independent Directors and the Board of Directors may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under "Past Contracts, Transactions, Negotiations and Agreements."

                  Finally, the Board noted in the course of its deliberations as to the Offer that it has a continuing obligation to both oversee the ongoing progress of the business plan in relation to its objectives and to consider changes to the plan as well as other business or strategic alternatives if they appear desirable. The Board expects to actively continue such oversight as part of its responsibilities to set the strategic direction for the Company and to fulfill the goal of building shareholder value and safeguarding shareholder interests.

                  (d)      Intent to Tender.
                           ----------------

                  To the Company's knowledge, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned.


Item 5.           Persons/Assets Retained, Employed, Compensated or Used.
                  ------------------------------------------------------

                  Credit Suisse First Boston, Deutsche Bank and Goldman Sachs were retained as financial advisors in connection with ArvinMeritor's proposal and with respect to any possible purchase of all or a portion of the stock or assets of the Company, or a sale of the Company. The Company has agreed to pay each of Credit Suisse First Boston, Deutsche Bank and Goldman Sachs customary fees for such services; to reimburse them for all expenses, including fees and expenses of counsel; and to indemnify them and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of their respective engagements.

                  Credit Suisse First Boston, Deutsche Bank and Goldman Sachs, and their respective affiliates, in the past have provided, and in the future may provide, investment banking and financial services to the Company, for which services they have received, and would expect to receive, compensation. In addition, an affiliate of each of Credit Suisse First Boston and Deutsche Bank are lenders to the Company under the Company's current revolving bank credit facility, for which services such affiliates have received, and will receive, compensation. In the
                                      -19-
ordinary course of business, each of the financial advisors and their respective affiliates may actively trade or hold securities of Dana and ArvinMeritor for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Prior to the time ArvinMeritor first privately approached Dana concerning a possible acquisition or combination transaction, representatives of Deutsche Bank had met with ArvinMeritor in the ordinary course of Deutsche Bank's investment banking activities, for the purpose of seeking business with ArvinMeritor. In the course of that dialogue, Deutsche Bank discussed with ArvinMeritor a variety of transactional and financing possibilities, including a combination with Dana.
In that context, based solely on publicly available information and market conditions at that time, between February and April 2003, Deutsche Bank presented analyses to ArvinMeritor regarding a business combination with Dana, including a cash acquisition, a stock and cash acquisition, and an all stock transaction in which the Dana shareholders would continue their equity interests and own a majority of the resulting combined company. Deutsche Bank reviewed illustrative transaction structures for Shares at less than or equal to the Offer price per Share, which represented a premium of greater than 50% of the trading price of Shares at the time, and transaction effects at various Share prices, at less than or greater than, the Offer price per Share. Deutsche Bank was not retained by ArvinMeritor and did not receive any remuneration in connection with these discussions. In late April, Deutsche Bank was asked by ArvinMeritor, and declined, any participation on behalf of ArvinMeritor in any potential transaction involving an acquisition by ArvinMeritor of Dana. As noted above in Item 4(b), at the conclusion of the July 21, 2003 meeting of the Board of Directors, Deutsche Bank and the Board agreed that Deutsche Bank would not continue Deutsche Bank's financial advisory engagement in connection with the Offer and the Proposed Transaction, but would continue to serve the Company in other advisory and financing matters as are mutually agreed.

                  The Company has retained D. F. King & Co., Inc. ("D. F. King") to assist it in connection with the Company's communications with its shareholders with respect to the Offer, to monitor trading activity in the Shares and to identify investors holding noteworthy positions in street name. The Company has agreed to pay D. F. King reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify D. F. King against certain liabilities arising out of or in connection with the engagement.

                  The Company has retained Kekst & Company, Inc. as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Kekst & Company, Inc. for its out-of-pocket expenses arising out of or in connection with the engagement. The Company has also agreed to indemnify Kekst & Company, Inc. against certain liabilities arising out of or in connection with the engagement.

                  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

Item 6.           Interest in Securities of the Subject Company.
                  ---------------------------------------------

                  Except as set forth on Annex B hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, any of the Company's directors, executive officers, affiliates or subsidiaries.


Item 7.           Purposes of the Transaction and Plans or Proposals.
                  --------------------------------------------------

                  Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of securities by or of the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of the Company.

                  Except as set forth in this Statement, there are no transactions, Board of Directors' resolutions, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this item.

Item 8.           Additional Information to be Furnished.
                  --------------------------------------

                  The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

                  Litigation. On July 8, 2003, ArvinMeritor and the Offeror
                  ----------
initiated an action in the Circuit Court for the City of Buena Vista, Virginia (the "State Action") naming the Company and its directors as defendants. ArvinMeritor and the Offeror are seeking a declaratory judgment in the State Action that the defendants breached their fiduciary duties to the Company's shareholders by refusing to negotiate or meet with ArvinMeritor to discuss the proposal ArvinMeritor made in June prior to rejecting it. In addition, ArvinMeritor and the Offeror seek a declaratory judgment that, among other things, the defendants have breached their fiduciary obligations by failing to ensure that no conflict exists between the defendants' own interests and those of the Company's shareholders or, if any such conflicts exist, to ensure that they are resolved in favor of the Company's shareholders, and by failing to redeem the Rights in response to the Offer. ArvinMeritor and the Offeror also seek an injunction prohibiting the Company from taking any action with respect to the Rights Agreement or otherwise that is designed to impede or delay the Offer or the Proposed Merger. The Company and the Board of Directors believe the allegations in the State Action are without merit.


                  On July 9, 2003, ArvinMeritor and the Offeror initiated an action in the United States District Court for the Western District of Virginia (the "Federal Action") against the Company seeking a declaratory judgment that ArvinMeritor's and the Offeror's statements and disclosures in connection with the Offer comply with applicable federal law. The Company and the Board of Directors believe the Federal Action is without merit.


                  On July 15, 2003, a Dana shareholder purported class action lawsuit was filed in the United States District Court for the Western District of Virginia (the "Shareholder Action") against the Company and each of its directors. The Shareholder Action purports to be brought on behalf of all persons, other than the defendants in the action, who own the common stock of the Company and who are similarly situated. The Shareholder Action asserts that the director defendants breached their fiduciary duties to the Company's shareholders in connection with the Offer. The Shareholder Action seeks relief declaring that the action can properly be maintained as a class action, directing the director defendants to exercise their duty of care by giving due consideration to any proposed business combination, and directing the director defendants to ensure that no conflict exists between the directors' own interests and those of the Company's shareholders or, if any such conflict exists, to ensure that all such conflicts are resolved in the best interests of the Company's shareholders. However, the Company and the Board of Directors believe the allegations in the Shareholder Action are without merit.


                  The Company and its directors have been named as defendants in two purported derivative actions filed in the Circuit Court for the City of Buena Vista, Virginia. Each of the actions alleges that the directors breached their fiduciary duties by allegedly failing to give due consideration to the June 2003 private proposals made by ArvinMeritor, and further allege that the defendants are subject to conflicts of interest and that the Board's not redeeming the Rights to permit the ArvinMeritor proposal to be effectuated is a breach of fiduciary duty. As relief, the complaints seek, among other things, an order restricting the use of the Rights and damages in an unspecified amount. The Company believes the allegations of the Complaint are without merit.



                  The foregoing description is qualified in its entirety by reference to Exhibits (a)(4) through (a)(8).

                  Board Action Regarding Rights Agreement. At its meeting on
                  ---------------------------------------
July 11, 2003, the Board of Directors took action, as permitted by the Rights Agreement, to postpone the Distribution Date (as defined in the Rights Agreement), which otherwise would be triggered by the Offer, until the earlier of: (1) 10 days after the Shares Acquisition Date (as defined in the Rights Agreement) or (2) such date as may be subsequently determined by the Board of Directors. Until the Distribution Date, the Rights will continue to be evidenced by the certificates for the Shares and the Rights will be transferable only in connection with the transfer of the associated Shares.



                  Board Action Regarding By-Law Amendments.  In addition to
                  ----------------------------------------
amending the Company's By-Laws to establish the Committee of Independent Directors, at its meeting on July 22, 2003 the Board of Directors amended the Company's By-Laws to clarify that a meeting of the Board of Directors may be called by the Chairman of the Board or by a majority of Directors.

                  Forward-Looking Statements. Certain statements made in this
                  --------------------------
Statement indicating the Company's or management's intentions, beliefs, expectations or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual or future events or results. Such forward-looking statements are not guarantees of future performance and may involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. Risks and uncertainties include, without limitation, global and regional economic conditions, business conditions in the overall automotive industry and the cost and timing of the Company's repositioning plan implementation. They also include other factors discussed herein and those detailed from time to time in the Company's filings with the SEC.

Item 9.           Exhibits.
                  --------

Exhibit No.           Description
--------------        ----------------------------------------------------------
     (a) (1)            Letter, dated July 22, 2003, to Dana shareholders
     (a) (2)            Press release issued by Dana on July 22, 2003
     (a) (3)            E-mail, dated July 22, 2003, to Dana employees
     (a) (4)            Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in
                        the Circuit Court for the City of Buena Vista, Virginia
     (a) (5)            Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in
                        United States District Court for the Western District of
                        Virginia
     (a) (6)            Complaint filed by Roger Ryan, on behalf of himself
                        and all others similarly situated, on July 15, 2003 in
                        United States District Court for the Western District of
                        Virginia
     (a) (7)            Complaint filed for shareholder derivative action filed
                        by Michael Martin, dated July 11, 2003 in the Circuit
                        Court for the City of Buena Vista, Virginia
     (a) (8)            Complaint filed for shareholder derivative action filed
                        by Adolph Feuerstein, dated July 10, 2003 in the Circuit
                        Court for the City of Buena Vista, Virginia
     (a) (9)            Slide Presentation dated July 23, 2003 (incorporated by
                        reference to Exhibit 99.1 to Dana's Form 8-K filed July
                        23, 2003)
     (e) (1)            Additional Compensation Plan (incorporated by
                        reference to Exhibit A to Dana's Proxy Statement dated
                        March 3, 2000)
     (e) (2)            First Amendment to Additional Compensation Plan
                        (incorporated by reference to Exhibit 10-A(1) to Dana's
                        Form 10-Q for the quarter ended June 30, 2002)
     (e) (3)            Amended and Restated Stock Incentive Plan
                        (incorporated by reference to Exhibit B to Dana's Proxy
                        Statement, dated March 5, 2003)
     (e) (4)            Excess Benefits Plan (incorporated by reference to
                        Exhibit 10-F to Dana's Form 10-K for the year ended
                        December 31, 1998)
     (e) (5)            First Amendment to Excess Benefits Plan (incorporated
                        by reference to Exhibit 10-C(1) to Dana's Form 10-Q for
                        the quarter ended September 30, 2000)
     (e) (6)            Second Amendment to Excess Benefits Plan (incorporated
                        by reference to Exhibit 10-C(2) to Dana's Form 10-Q for
                        the quarter ended June 30, 2002)
     (e) (7)            Director Deferred Fee Plan (incorporated by reference
                        to Exhibit C to Dana's Proxy Statement dated March 5,
                        2003)
     (e) (8)            Employment Agreement between Dana and J.M.
                        Magliochetti (incorporated by reference to Exhibit 10-E
                        to Dana's Form 10-K for the year ended December 31,
                        2000)
     (e) (9)            Change-of-control Agreement between Dana and W.J.
                        Carroll (incorporated by reference to Exhibit 10-J(4) to Dana's Form 10-K for the year ended December 31, 1997.
                        There are substantially similar agreements with B.N.
                        Cole, M.A. Franklin, C.F. Heine, J.M Laisure, T.R.
                        McCormack and R.C. Richter)

Exhibit No.           Description
---------------       ----------------------------------------------------------

     (e) (10)           Collateral Assignment Split-Dollar Insurance
                        Agreement for the Universal Life Policies between Dana and J.M. Magliochetti (incorporated by reference to Exhibit 10-G to Dana's Form 10-K for the year ended December 31, 2001. There are substantially similar agreements with W.J. Carroll, B.N. Cole, M.A. Franklin and R.C. Richter)
     (e) (11) Supplemental Benefits Plan (incorporated by reference to Exhibit 10-H to Dana's Form 10-Q for the quarter ended September 30, 2002)
     (e) (12) 1999 Restricted Stock Plan, as amended and restated (incorporated by reference to Exhibit A to Dana's Proxy Statement dated March 5, 2002)
     (e) (13) 1998 Directors' Stock Option Plan (incorporated by reference to Exhibit A to Dana's Proxy Statement dated February 27, 1998)
     (e) (14)           Supplementary Bonus Plan (incorporated by reference to
                        Exhibit 10-N to Dana's Form 10-Q for the quarter ended June 30, 1995)
     (g)                Not applicable


--------------------------------------------------------------------------------

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             DANA CORPORATION


                             By: /s/  Joseph M. Magliochetti
                                ----------------------------
                              Joseph M. Magliochetti
                              Chairman of the Board and
                              Chief Executive Officer


                             Dated: July 23, 2003

                                INDEX OF EXHIBITS

Exhibit No.           Description
---------------       ----------------------------------------------------------

     (a) (1)          Letter, dated July 22, 2003, to Dana shareholders
     (a) (2)          Press release issued by Dana on July 22, 2003
     (a) (3)          E-mail, dated July 22, 2003, to Dana employees
     (a) (4)          Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in
                      the Circuit Court for the City of Buena Vista, Virginia
     (a) (5)          Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in
                      United States District Court for the Western District of
                      Virginia
     (a) (6)          Complaint filed by Roger Ryan, on behalf of himself
                      and all others similarly situated, on July 15, 2003 in
                      United States District Court for the Western District of
                      Virginia
     (a) (7)          Complaint filed for shareholder derivative action filed
                      by Michael Martin, dated July 11, 2003 in the Circuit
                      Court for the City of Buena Vista, Virginia
     (a) (8)          Complaint filed for shareholder derivative action filed
                      by Adolph Feuerstein, dated July 10, 2003 in the Circuit
                      Court for the City of Buena Vista, Virginia
     (a) (9)          Slide Presentation dated July 23, 2003 (incorporated by
                      reference to Exhibit 99.1 to Dana's Form 8-K filed July
                      23, 2003)
     (e) (1)          Additional Compensation Plan (incorporated by
                      reference to Exhibit A to Dana's Proxy Statement dated
                      March 3, 2000)
     (e) (2)          First Amendment to Additional Compensation Plan
                      (incorporated by reference to Exhibit 10-A(1) to Dana's
                      Form 10-Q for the quarter ended June 30, 2002)
     (e) (3)          Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit B to Dana's Proxy
                      Statement, dated March 5, 2003)
     (e) (4)          Excess Benefits Plan (incorporated by reference to
                      Exhibit 10-F to Dana's Form 10-K for the year ended
                      December 31, 1998)
     (e) (5)          First Amendment to Excess Benefits Plan (incorporated
                      by reference to Exhibit 10-C(1) to Dana's Form 10-Q for
                      the quarter ended September 30, 2000)
     (e) (6)          Second Amendment to Excess Benefits Plan (incorporated
                      by reference to Exhibit 10-C(2) to Dana's Form 10-Q for
                      the quarter ended June 30, 2002)
     (e) (7)          Director Deferred Fee Plan (incorporated by reference
                      to Exhibit C to Dana's Proxy Statement dated March 5,
                      2003)
     (e) (8)          Employment Agreement between Dana and J.M.
                      Magliochetti (incorporated by reference to Exhibit 10-E to Dana's Form 10-K for the year ended December 31, 2000)
     (e) (9)          Change-of-control Agreement between Dana and W.J.
                      Carroll (incorporated by reference to Exhibit 10-J(4) to Dana's Form 10-K for the year ended December 31, 1997.
                      There are substantially similar agreements with B.N. Cole, M.A. Franklin, C.F. Heine, J.M Laisure, T.R. McCormack and
                      R.C. Richter)
     (e) (10)         Collateral Assignment Split-Dollar Insurance
                      Agreement for the Universal Life Policies between Dana and
                      J.M. Magliochetti (incorporated by reference to Exhibit
                      10-G to Dana's Form 10-K for the year ended December 31,
                      2001. There are substantially similar agreements with W.J.
                      Carroll, B.N. Cole, M.A. Franklin and R.C. Richter)
     (e) (11)         Supplemental Benefits Plan (incorporated by reference
                      to Exhibit 10-H to Dana's Form 10-Q for the quarter ended
                      September 30, 2002)

     (e) (12) 1999 Restricted Stock Plan, as amended and restated (incorporated by reference to Exhibit A to Dana's Proxy Statement dated March 5, 2002)
     (e) (13) 1998 Directors' Stock Option Plan (incorporated by reference to Exhibit A to Dana's Proxy Statement dated February 27, 1998)
     (e) (14)         Supplementary Bonus Plan (incorporated by reference to
                      Exhibit 10-N to Dana's Form 10-Q for the quarter ended June 30, 1995)
     (g)              Not applicable


                                      -27-
<

                                    ANNEX A


         (a)  Executive Compensation
              ----------------------


                           SUMMARY COMPENSATION TABLE

                  The following table contains information about the compensation from Dana Corporation (the "Company") and its subsidiaries paid or awarded to, or earned by, the Company's Chief Executive Officer and the four other highest compensated persons who were serving as executive officers of the Company at the end of 2002 for the three fiscal years ended December 31, 2000, 2001 and 2002 (the "Named Executive Officers").



                                                                                      LONG-TERM
                                             ANNUAL COMPENSATION                 COMPENSATION AWARDS
                                             -------------------                 --------------------
                                                                              RESTRICTED    SECURITIES
                                                               OTHER ANNUAL      STOCK      UNDERLYING      ALL OTHER
                                          SALARY      BONUS    COMPENSATION     AWARDS       OPTIONS/      COMPENSATION
Name and Principal Position       Year    ($)(1)     ($)(2)       ($)(3)        ($)(4)      SARs(#)(5)        ($)(6)
---------------------------       ----    ------     -------   ------------   ----------    ----------     ------------
Joseph M. Magliochetti
     Chief Executive Officer,    2002     $935,000   $430,000     $68,346             $0      250,000         $3,158
     President and               2001      935,000          0      79,727      1,019,400      250,000          3,218
     Chief Operating Officer     2000      850,000          0      98,363              0      250,000          3,218

William J. Carroll
     President - Automotive      2002      536,500    245,500      55,836              0       55,000          5,115
     Systems Group               2001      520,000          0      59,759        509,700       55,000          4,395
                                 2000      480,000          0      61,947              0       55,000          4,395
Marvin A. Franklin, III
     President - Dana            2002      495,000    226,500      52,787              0       55,000          3,158
     International and Global    2001      480,000          0      59,888        509,700       55,000          2,708
     Initiatives                 2000      440,000          0      51,472              0       55,000          3,218

Robert C. Richter
     Vice President and          2002      480,000    263,600           -              0       55,000          3,158
     Chief Financial Officer     2001      451,667          0      48,723        509,700       55,000          2,708
                                 2000      400,000          0      45,622        103,600       55,000          3,218
Bernard N. Cole
     President - Heavy Vehicle   2002      398,000    182,100           -              0       40,000          5,115
     Technologies & Systems      2001      390,000          0      43,961        407,760       36,000          4,395
     Group                       2000      365,000          0      36,823              0       36,000          4,395


--------------------------------------------------------------------------------------------------------------------------------


(1) In general, salary increases in 2002 were delayed until July 2002 for the senior executive group as they were for most of the Company's salaried employees.

(2) Annual bonuses received (or deferred) under the Company's Additional Compensation Plan or otherwise are reported in the year earned, whether deferred or paid in that year or in the following year.

(3) "Other Annual Compensation" includes perquisites and personal benefits where such perquisites and benefits exceed the lesser of $50,000 or 10% of the officer's annual salary and bonus for the year. Of the amounts reported, the following items exceeded 25% of the total perquisites and benefits reported for the officer: for Mr. Magliochetti, professional services valued at $43,350 in 2002, $54,182 in 2001 and $70,649 in 2000;
      for Mr. Carroll, professional services valued at $30,329 in 2002, $35,394 in 2001 and $37,482 in 2000; and vehicles valued at $15,420 in 2002 and $15,754 in 2001; for Mr. Franklin, professional services valued at $29,172 in 2002, $35,595 in 2001 and $36,467 in 2000; for Mr. Richter,
      professional services valued at $29,165 in 2001 and $28,615 in 2000; and vehicles valued at $13,894 in 2001 and $14,346 in 2000; and for Mr. Cole, professional services valued at $25,292 in 2001 and $22,618 in 2000; and vehicles valued at $12,724 in 2001 and $9,374 in 2000. Professional services include financial, tax and estate planning services received by the officer. Of the amounts reported, the following represent insurance premiums (after tax gross-up) paid prior to the enactment of the Sarbanes-Oxley Act of 2002 on behalf of the named executive for life insurance coverages: for Mr. Magliochetti, $10,322 in 2002, $9,485 in 2001 and $11,251 in 2000; for Mr. Carroll, $4,342 in 2002,
      $4,016 in 2001 and $4,422 in 2000; for Mr. Franklin, $3,130 in 2002,
      $2,933 in 2001 and $3,335 in 2000; for Mr. Richter, $2,003 in 2001 and
      $2,286 in 2000; and for Mr. Cole, $3,493 in 2001 and $4,831 in 2000.

(4) "Restricted Stock Awards" reflect grants of restricted stock under the Company's 1999 Restricted Stock Plan. Awards of restricted stock under the Plan are generally subject to a 5-year restriction period during which the executive must remain a full-time employee of the Company or its subsidiaries. The Compensation Committee, which administers the Plan, has the discretion to shorten any restriction periods or to waive the restrictions. The restrictions lapse in the event the executive's employment is terminated at the Company's initiative following a change-of-control. In the discretion of the Compensation Committee, dividends on the granted shares are paid in additional restricted shares, in lieu of cash, at the same times and rates as cash dividends are paid to the Company's shareholders. The Plan provides participants with the opportunity to convert restricted stock awards into restricted stock units which are payable in Shares (as defined herein) after they have retired. During the period between conversion and distribution, the executive's restricted stock units will continue to be credited with dividends that are declared on the restricted shares. Messrs. Magliochetti, Carroll, Franklin, Richter and Cole, and several other executives, have elected to convert some or all of their restricted stock into restricted stock units. The value of the restricted stock grants shown in the Summary Compensation Table was calculated by multiplying the number of shares awarded by the difference between the closing price of Shares on the date of grant (as reported in the New York Stock Exchange-Composite Transactions published in The Wall Street Journal) and the purchase price, if any, paid by the executive.

      At December 31, 2002, Mr. Magliochetti held 131,320 shares of restricted stock valued at $1,359,173; Mr. Carroll held 52,019 shares of restricted stock valued at $558,554; Mr. Franklin held 52,163 shares of restricted stock valued at $565,887; Mr. Richter held 42,180 shares of restricted stock valued at $472,037; and Mr. Cole held 32,586 shares of restricted stock valued at $349,995. The restricted stock holdings described in this paragraph include all restricted stock units credited to the executives. The value of these aggregate restricted stock holdings was calculated by multiplying the number of shares held by the difference between the closing price of Shares on December 31, 2002 ($11.76 per share), as reported in the New York Stock Exchange-Composite Transactions published in The Wall Street Journal, and the purchase price, if any, paid by the executives.

(5) "Securities Underlying Options/SARs" represents Shares underlying options granted in 2000 through 2002. There are no outstanding stock appreciation rights ("SARs").

(6) "All Other Compensation" consists of contributions made by the Company under its Savings and Investment Plan to match contributions made by the executives to their accounts.



                              OPTION GRANTS IN 2002

                  The following table contains information about the stock options granted under the Company's Amended and Restated Stock Incentive Plan (the "Incentive Plan") in 2002 to the executive officers named in the Summary Compensation Table. No SARs were granted in 2002. In calculating the "Grant Date Present Value," the Company used a variation of the Black-Scholes option pricing model, as described in Note 3. The value shown is a hypothetical value only; over their lives, the options could have a greater or a lesser value than that shown in the table, and under some circumstances they could have zero value.




                                               OPTION GRANTS IN LAST FISCAL YEAR
                         -------------------------------------------------------------------------------
                           NUMBER OF
                           SECURITIES        % OF TOTAL
                           UNDERLYING          OPTIONS              EXERCISE                                   GRANT
                            OPTIONS          GRANTED TO              OR BASE                                   DATE
                            GRANTED           EMPLOYEES               PRICE              EXPIRATION           PRESENT
          NAME                 (#)             IN 2002            ($/SHARE)(1)             DATE(2)          VALUE($)(3)
-----------------      ---------------      -------------       ---------------       --------------   -----------------
Mr. Magliochetti       250,000              7.83%                $15.33               7/15/12          $ 1,917,500
Mr. Carroll             55,000              1.72%                 15.33               7/15/12              421,850
Mr. Franklin            55,000              1.72%                 15.33               7/15/12              421,850
Mr. Richter             55,000              1.72%                 15.33               7/15/12              421,850
Mr. Cole                40,000              1.25%                 15.33               7/15/12              307,800


(1) The exercise price (the price that the executive must pay to purchase each Share that is subject to an option) is equal to the "fair market value" (as defined in the Incentive Plan) of a Share on the date of grant of the option. All options shown were granted on July 16, 2002.

(2) Options may be exercised during a period that begins one year after the date of grant and ends ten years after the date of grant. During the exercise period, an optionee may exercise 25% of the total options after one year from the date of grant, 50% after two years from the date of grant, 75% after three years from the date of grant, and all of the options after four years from the date of grant. Options may be exercised for up to five years following the retirement (as defined in the Incentive
      Plan) of the executive. An optionee's exercise rights will be accelerated in the event of a change-of-control of the Company.

(3) A variant of the Black-Scholes option pricing model was used to determine the hypothetical grant date value for these options. In applying the model, the Company assumed a 12-month volatility of 53.24%, a 3.53% risk-free rate of return, a dividend yield at the date of grant of 0.26% and a 5.4-year option term. The model did not assume any forfeitures prior to exercise, which could have reduced the reported grant date values. Since this model is assumption-based, it may not accurately determine the options' present value. The true value of the options, when and if exercised, will depend on the actual market price of a Share on the date of exercise.

       AGGREGATED OPTION EXERCISES IN 2002 AND 2002 YEAR-END OPTION VALUES

                  The following table contains information about the options for the Company's Common Stock, par value $1.00 per share ("Shares") that were exercised in 2002 by the Named Executive Officers, the aggregate value of these officers' unexercised options at the end of 2002 and the aggregate value of these officers' unexercised in-the-money options at the end of 2002. None of the officers held any SARs as of December 31, 2002.



                                                              NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS AT
                                                              OPTIONS AT 12/31/02(#)                12/31/02($)
                                                         --------------------------------  -----------------------------
                      SHARES ACQUIRED       VALUE
       NAME            ON EXERCISE(#)     REALIZED($)      EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
------------------   -----------------   ------------      ------------   --------------   ------------  --------------
Mr. Magliochetti              0              $   0            590,500        587,500          $   0        $   0
Mr. Carroll                   0                  0            190,750        132,250              0            0
Mr. Franklin                  0                  0            228,250        132,250              0            0
Mr. Richter                   0                  0            197,250        130,250              0            0
Mr. Cole                      0                  0            202,500         91,500              0            0


                                  PENSION PLANS

                  For the Named Executive Officers, pension benefits are determined under the Company's pension plans, as described below. In addition, Mr. Magliochetti is eligible to receive supplemental retirement benefits under his employment agreement. Mr. Magliochetti's employment agreement provides that if his employment with the Company is terminated other than for "cause" (as defined in his employment agreement), he will receive a supplemental lifetime monthly pension calculated at 50% (or, if higher, the percentage which is the product of 1.6% multiplied by his years of credited service at retirement) of his highest average monthly compensation (defined as salary received during the month preceding his termination of service plus 1/12th of the average of the highest bonuses paid to him by the Company during any three consecutive years) reduced by benefits payable to him by the Company under the pension plans described below, pension or disability benefits payable to him by other organizations and 50% of his primary Social Security benefit. The types of compensation that are reported in the Summary Compensation Table under "Salary" and "Bonus" (and also including deferred bonuses) will be used to calculate the retirement benefits payable to Mr. Magliochetti under his employment agreement. The agreement also provides for a pre-retirement death benefit. The maximum monthly pension that Mr. Magliochetti would have received under his employment agreement if he had retired on January 1, 2003, before taking into account the reductions described above, would be $76,310. In lieu of receiving this benefit in the form of a monthly pension, Mr. Magliochetti may elect to receive the distribution of the benefit in any form permitted under the Dana Corporation Retirement Plan (the "Retirement Plan").

                  The Retirement Plan is a cash balance plan (a type of non-contributory defined benefit pension plan in which participants' benefits are expressed as individual accounts). Benefits are computed as follows: During each year of participation in the Retirement Plan, a participant earns a service credit equal to a specified percentage of his "earnings" (as defined in the Retirement Plan) up to one-quarter of the Social Security taxable wage base, plus a specified percentage of his earnings above one-quarter of the taxable wage base. The percentages increase with the length of service with the Company. A participant with 30 or more years of service receives the maximum credit (6.4% of earnings up to one-quarter of the taxable wage base, plus 12.8% of earnings over one-quarter of the taxable wage base). A participant employed by the Company on July 1, 1988 (when the Retirement Plan was converted to a cash balance plan) also earns a transition benefit designed to provide that his retirement benefit under the current Retirement Plan will be comparable to the benefit he would have received under the predecessor plan. A participant earns this transition benefit ratably over the period from July 1, 1988, to his 62nd birthday, except that in the event of a change in control of the Company, he will be entitled to the entire transition benefit. The accumulated service credits and the transition benefit are credited with interest annually, in an amount (generally, not less than 5%) established by the Board of Directors of the Company (the "Board"). A participant employed by the Company on July 1, 1988, who was eligible to retire on July 1, 1993, but who elects to retire after that date, will receive the greater of the benefit provided by the current Retirement Plan or a benefit comparable to the benefit provided under the predecessor plan (determined as of July 1, 1993) with interest credits. The normal retirement age under the Retirement Plan is 65.

                  Federal tax law imposes maximum payment limitations on tax qualified-plans. The Company has adopted an Excess Benefits Plan which covers all employees eligible to receive retirement benefits under a funded Company tax-qualified defined benefit plan. Under the Excess Benefits Plan, the Company will pay from its general funds any amounts that exceed the federal limitations and any amounts that are not paid under the Retirement Plan due to earnings being reduced by deferral of the employees' bonus payments.

                  The Company has also adopted a Supplemental Benefits Plan which covers U.S.-based members of the Company's "A" and "B" Groups (as defined by the Compensation Committee of the Board of Directors (the "Compensation Committee")). Under this Supplemental Benefits Plan, the Company will pay Mr. Magliochetti the difference between the aggregate benefits that he will receive under the Retirement Plan and the Excess Benefits Plan and the benefit that he would have been entitled to receive under the predecessor plan to the Retirement Plan in effect prior to July 1, 1988. Messrs. Carroll, Franklin, Richter and Cole, and the other "A" and "B" Group executives who were participants in the predecessor plan to the Retirement Plan and who are not listed in the Summary Compensation Table, are entitled to 80% of this benefit if they retire before the end of 2004, 70% if they retire in the years 2005-2009, and no benefit if they retire after 2009. Benefits payable under the predecessor plan are based on the participant's credited service and "final monthly earnings," which for Mr. Magliochetti is defined as base salary (before reduction for salary deferrals under the Company's Savings and Investment Plan), plus bonuses paid (or that would have been paid, but for a deferral arrangement) during the three highest of his last ten years of employment prior to retirement, divided by 36. With respect to Messrs. Carroll, Franklin, Richter and Cole, and the other "A" and "B" Group executives who were participants in the predecessor plan to the Retirement Plan and who are not listed in the Summary Compensation Table, "final monthly earnings" is defined as base salary (before reduction for salary deferrals under the Company's Savings and Investment Plan), plus bonuses paid (or that would have been paid, but for a deferral arrangement) during the five highest consecutive years of their last ten years of employment prior to retirement, divided by 60. The types of compensation that are reported in the Summary Compensation Table under "Salary" and "Bonus" will be used to calculate the retirement benefits payable to these executives under the predecessor plan. The Supplemental Benefits Plan provides for a pre-retirement death benefit. In addition, the maximum level of bonus award that is includable under the Supplemental Benefits Plan, as well as under the Retirement Plan, the Excess Benefits Plan and the pension portion of Mr. Magliochetti's employment agreement, is 125% of base salary. In the event of a change-of-control of the Company, participants in the Excess Benefits and Supplemental Benefits Plans will receive a lump-sum payment of all benefits previously accrued thereunder and will be entitled to continue to accrue benefits thereunder.

                  The estimated monthly annuity benefits payable, starting at age 65, as accrued through December 31, 2002, in the aggregate under the Retirement Plan, Excess Benefits Plan and Supplemental Benefits Plan for the Named Executive Officers, are as follows: Mr. Magliochetti, $62,647; Mr. Carroll, $31,209; Mr. Franklin, $24,515; Mr. Richter, $21,323; and Mr. Cole, $25,212. The benefits shown above for Mr. Magliochetti will reduce the retirement benefit payable to him under his employment agreement (described above).


                                ANNUAL INCENTIVES

                  The Named Executive Officers and other executive officers have an opportunity to earn annual bonuses under the Company's Additional Compensation Plan. Award opportunities vary, based on the individual's position and base salary. Actual bonuses are based on the Company's success in achieving performance objectives that are established in advance. These objectives are set annually, based on the Company's short-term strategic direction and the current economic climate.

                  The 2002 performance objectives under the Additional Compensation Plan consisted of a hurdle (the minimum level of corporate performance that had to be achieved for bonuses to be paid) a goal (the corporate performance level at which bonuses equal to 60% of salary would be paid), and performance in excess of the goal (at which bonuses up to a maximum of 96% of salary would be paid).

                  For 2002, the Compensation Committee approved performance objectives which included corporate operating income and ROIC, as well as five strategic operating objectives tied to the Company's restructuring goals. The Compensation Committee also approved an additional bonus modifier based on the Company's total shareholder return relative to 24 industry peer companies. These peer companies differ somewhat from the peer companies used for compensation comparisons.

                  The Company's operating income and ROIC performance exceeded the minimum hurdle required to earn a bonus in 2002, and the Company achieved four of the five strategic operating objectives approved by the Compensation Committee. Based on these results, the Compensation Committee approved bonus payments for 2002 equal to approximately 46% of base salary for Messrs. Magliochetti, Carroll, Franklin, Richter and Cole, based upon the performance objectives that were approved by the Committee. There was no additional bonus awarded as a result of the total shareholder return modifier. In order to reward Mr. Richter for superior individual performance relating to the improvement in the Company's liquidity and financial position, as well as his involvement in the Company's corporate governance activities, the Compensation Committee awarded him a discretionary additional bonus of $44,000. The annual bonuses awarded to these five individuals, including the supplemental bonus to Mr. Richter, under the Additional Compensation Plan, are reflected in the Summary Compensation Table. In view of the fact that Mr. Magliochetti's total compensation package is less than that of CEOs of comparable companies, the Committee decided in February 2003 to award him 15,900 shares of restricted stock. This award will be reported in the Summary Compensation Table in the 2004 Proxy Statement.

                  In the event of a change-of-control of the Company, unless otherwise provided, all awards deferred under the plan, whether to a stock account or an interest equivalent account, are paid out to participants in a lump sum in cash.

         (b)      Director Compensation
                  ---------------------

                  Non-employee directors are paid the following fees for their services, in addition to reimbursement for expenses incurred: a $40,000 annual stipend for service on the Board, a $2,500 annual stipend for service on each Committee ($10,000 for the Committee Chairmen of the Audit, Compensation and Advisory Committees; $5,000 for the Funds Committee Chairman), a fee of $1,000 for each Board or Committee meeting attended, and a fee of $1,000 per half day for any special services performed at the request of the Chairman of the Board.

                  Non-employee directors may elect to defer payment of the foregoing fees under the Company's Director Deferred Fee Plan. In addition, each non-employee director receives an annual credit of 800 deferred stock units under the Plan. Deferred fees may be credited to a stock account or an interest equivalent account or both. Stock units are credited to a stock ac-count based upon the amount of fees deferred and the market price of Shares. Whenever cash dividends are paid on Shares, each stock account is credited with additional stock units equal to the number of Shares that could have been purchased if a cash dividend had been paid on the number of stock units currently in the account. The number of stock units in each director's stock account as of December 31, 2002 is shown in the table that appears under the caption, "Stock Ownership." The value of the stock units in each stock account at the time of distribution will be based on the market value of the Shares at that time. Interest equivalent accounts accrue interest quarterly at the rate for prime commercial loans. Distribution of the deferred fees, whether held in a stock account or an interest equivalent account, is made in cash, Shares or a combination of cash and Shares, in a lump sum or up to ten annual installments, at the time the Director retires, dies or terminates service with the Company. Directors may, during the five-year period following retirement or termination of service as a director, elect to convert all or any percentage (or dollar amount) of the stock units credited to their stock account into an equivalent dollar balance in their interest equivalent account. In the event of a change-of-control of the Company, all amounts deferred under the Director Deferred Fee Plan are paid out to participants in a lump sum in cash.

                  All non-employee directors also participate in the Company's stockholder-approved 1998 Directors' Stock Option Plan. This plan provides for the automatic grant of options to purchase 3,000 Shares to each non-employee director annually on the date of the Board's organizational meeting which is held after the Annual Meeting of Shareholders. Options are priced at the fair market value of the Shares on the date of grant and have a term of 10 years, except in the case of the director's earlier death or retirement, when they become exercisable within specified periods following the date of such event. In the event of a change-of-control of the Company, all outstanding unexercised stock options issued under the 1998 Directors' Stock Option Plan would become fully exercisable.

         (c)      Equity Compensation Plan Information
                  ------------------------------------

                  The following table gives information as of December 31, 2002, about Shares that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans (together, the "Equity Plans"). The table does not include the 5,000,000 additional Shares authorized under the Incentive Plan or the 200,000 additional Shares authorized under the Dana Corporation Directors Deferred Fee Plan, which were approved by shareholders at the 2003 Annual Meeting.



                                                       EQUITY COMPENSATION PLAN INFORMATION
                          --------------------------------------------------------------------------------------
                                                                                                  (C)
                                                                                         NUMBER OF SECURITIES RE-
                                   (A)                           (B)                    MAINING AVAILABLE FOR FUTURE
                           NUMBER OF SECURITIES TO BE      WEIGHTED AVERAGE             ISSUANCE UNDER EQUITY COM-
                           ISSUED UPON EXERCISE OF          EXERCISE PRICE              PENSATION PLANS (EXCLUDING
                           OUTSTANDING OPTIONS,          OF OUTSTANDING OPTIONS,        SECURITIES REFLECTED IN COL-
 PLAN CATEGORY             WARRANTS AND RIGHTS            WARRANTS AND RIGHTS                    UMN (A))
-----------------------    -------------------------     ------------------------      ------------------------------
Equity Plans approved by
  security holders                17,758,007 (1)        $             30.1780               7,744,392  (2)
Equity Plans not approved by
  security holders                -0-                                     N/A                  58,530  (3)
                          ---------------------------- ---------------------------- ----------------------------
Total                              17,758,007           $             30.1780               7,802,922
                          ---------------------------- ---------------------------- ----------------------------
---------------------

(1) This number includes options outstanding at December 31, 2002, under the 1997 Stock Option Plan and the Company's 1993 and 1998 Directors Stock Option Plans and under the Echlin Inc. 1992 Stock Option Plan and 1996 Non-Executive Director Stock Option Plans. The number shown does not include: (a) 232,819 restricted stock units ("RSUs") that are outstanding under the Company's 1989 Restricted Stock Plan, which has been approved by the Company's shareholders; (b) 473,902 stock "units" credited to participants' stock accounts under the Company's stockholder-approved Additional Compensation Plan, representing deferred compensation that may be distributed in the form of Shares when a participant terminates employment; and (c) 101,170 stock "units" credited to non-employee directors' stock accounts under the Company's stockholder-approved Director Deferred Fee Plan, representing deferred fees that may be distributed in the form of Shares when the director retires or terminates service with the Company.

(2) This number includes the aggregate number of Shares that remain available for future issuance, at December 31, 2002, under all of our stockholder-approved Equity Plans. This includes 890,014 shares available under the Company's 1999 Restricted Stock Plan, which provides for the grant of restricted stock, 458,093 shares available (as dividend equivalents to be credited on restricted stock awards previously granted) under the Company's 1989 Restricted Stock Plan and 1,467,612 shares available under the Incentive Plan. It also includes 326,086 shares available for future issuance under the Additional Compensation Plan; 55,000 shares available under the 1998 Directors' Stock Option Plan; 47,587 shares available under the Director Deferred Fee Plan (the "DDFP") and 4,500,000 Shares that may be issued under the Company's Employees' Stock Purchase Plan (the "ESPP") for sale to the ESPP Custodian. To date, all Shares allocated to participants' accounts under the ESPP have been obtained by the Custodian by the purchase of outstanding Shares on the open market.

(3) This is the number of Shares available for issuance at December 31, 2002 under the Company Stock Award Plan, the only Equity Plan that has not been approved by our shareholders. A pool of 100,000 Shares is authorized for issuance under this Plan annually, with no carry-over of unissued Shares. Consequently, at December 31, 2002, there were 58,530 Shares available for future issuance under this Plan in 2002 (i.e., not issued in 2002) and at January 1, 2003, there were 100,000 Shares available for issuance under the Plan in 2003. This Plan was terminated as of the 2003 Annual Meeting.




         (d)      Stock Ownership
                  ---------------

                                 COMPANY SHARES

                  The following table shows Shares and stock units with a value tied to Shares that were beneficially owned on December 31, 2002, by the Company's directors and the Named Executive Officers and all directors, director-nominees and executive officers as a group. At that date, the group beneficially owned approximately 1.6%, and each person beneficially owned less than 1%, of the outstanding Shares. All reported Shares were beneficially owned directly except as follows: Mr. Bailar indirectly owned 2,100 Shares that were held in a retirement plan account and 900 Shares that were held in a trust for which he was trustee; Mr. Carroll indirectly owned 3,920 Shares that were held in trusts for which he was trustee; Ms. Marks indirectly owned 4,000 Shares that were held in trusts for which she was a trustee; and Mr. Priory indirectly owned 3,000 Shares that were held by his children.


                                                             STOCK OWNERSHIP,
                                                           INCLUDING RESTRICTED
                                                          STOCK AND EXERCISABLE                             PERCENT OF
BENEFICIAL OWNER                                               OPTIONS (1)            STOCK UNITS (2)         CLASS
-------------------------------------------------------------------------------------------------------------------------

Benjamin F. Bailar.....................................        30,000 Shares            6,673 Units             (3)
A. Charles Baillie ....................................        14,000 Shares            6,875 Units             (3)
Edmund M. Carpenter ...................................        31,181 Shares           23,360 Units             (3)
William J. Carroll ....................................       287,434 Shares           13,210 Units             (3)
Eric Clark ............................................        27,000 Shares            3,248 Units             (3)
Bernard N. Cole .......................................       288,530 Shares           23,653 Units             (3)
Marvin A. Franklin, III ...............................       297,392 Shares           18,407 Units             (3)
Cheryl W. Grise .......................................             0 Shares                0 Units             (3)
Glen H. Hiner .........................................        25,000 Shares           12,698 Units             (3)
James P. Kelly ........................................         2,000 Shares              300 Units             (3)
Joseph M. Magliochetti ................................       774,239 Shares           26,841 Units             (3)
Marilyn R. Marks ......................................        27,500 Shares           12,526 Units             (3)
Richard B. Priory .....................................        23,000 Shares           15,790 Units             (3)
Robert C. Richter .....................................       261,230 Shares           20,171 Units             (3)
Fernando M. Senderos ..................................         3,000 Shares              610 Units             (3)
Directors, Director Nominees and Executive
Officers as a Group (18 persons) ......................     2,427,509 Shares          212,423 Units              1.6%


(1) The Shares reported for the Named Executive Officers include restricted stock which the officers were entitled to vote under the Company's 1989 and 1999 Restricted Stock Plans and Shares subject to options exercisable within 60 days. Details of the officers' restricted stock ownership appear at Note 4 to the Summary Compensation Table. Shares subject to options exercisable within 60 days include: Mr. Carroll, 190,750 Shares; Mr. Cole, 202,500 Shares; Mr. Franklin, 228,250 Shares; Mr. Magliochetti, 590,500 Shares; and Mr. Richter, 197,250 Shares; the directors, director-nominees and executive officers as a group, 1,733,475 Shares. The Shares reported for directors include Shares subject to options exercisable within 60 days which were awarded under the 1998 Directors' Stock Option Plan.

(2) The stock units reported for the non-employee directors represent deferred compensation credited to the directors' stock accounts under the Company's Director Deferred Fee Plan, which is described under the caption "Director Compensation."

      The stock units reported for the Named Executive Officers represent annual bonuses earned under the Company's Additional Compensation Plan and deferred to the officers' stock accounts. Under this plan, the Compensation Committee may defer payment of all or a portion of a participant's bonus and credit the deferred amounts to a stock account, an interest equivalent account, or both. Stock units are credited to the participant's stock account based on the amount of the deferred bonus and the market price of Shares. Whenever cash dividends are paid on Shares, each stock account is credited with additional stock units equal to the number of Shares that could have been purchased if a cash dividend had been paid on the number of stock units currently in the account. Under the plan, a participant may, during the five-year period following retirement or termination of service, elect to convert all or any percentage (or dollar amount) of the stock units credited to his stock account into an equivalent dollar balance in the interest equivalent account.

      For both the non-employee directors and the executive officers, the value of the unconverted stock units at the time of distribution will be based on the market value of a Share at that time. The deferred amounts can be paid in cash, Shares or a combination of cash and Shares, in a lump sum or annual installments, at the time the director or executive officer retires, dies or terminates service.

(3)   Less than 1%.

                                     ANNEX B

                                Recent Transactions by Directors and Executive Officers of the Company


                                DATE OF           NATURE OF           NO. OF
        NAME                  TRANSACTION        TRANSACTION          SHARES       SHARE PRICE     TRANSACTION TYPE
        ----                  -----------        -----------          ------       -----------     ----------------
B.F. Bailar                    6/30/2003         Acquisition               9           9.1167      Dividends-DDFP

A.C. Baillie                   6/30/2003         Acquisition              10           9.1167      Dividends-DDFP
                               6/30/2003         Acquisition           1,145           9.1167      Units-DDFP

E.M. Carpenter                 6/30/2003         Acquisition              29           9.1167      Dividends-DDFP
                               6/30/2003         Acquisition           2,674           9.1167      Units-DDFP
                               6/30/2003         Acquisition               3.75                    DRIP

W.J. Carroll                   6/30/2003         Acquisition               2.52                    DRIP
                               6/13/2003         Acquisition              35           9.1167      Dividends-RSP
                               6/13/2003         Acquisition              23           9.1167      Units-RSP
                               6/13/2003         Acquisition              15           9.1167      Dividends-ACP
                               5/30/2003         Acquisition           1,083.52                    ESPP

E. Clark                       6/30/2003         Acquisition               4           9.1167      Dividends-DDFP

B.N. Cole                      6/13/2003         Acquisition              28           9.1167      Dividends-RSP
                               6/13/2003         Acquisition               8           9.1167      Units-RSP
                               6/13/2003         Acquisition              26           9.1167      Dividends-ACP
                               5/30/2003         Acquisition             798.18                    ESPP

M.A. Franklin, III             6/30/2003         Acquisition               0.07                    DRIP
                               6/13/2003         Acquisition              35           9.1167      Dividends-RSP
                               6/13/2003         Acquisition              22           9.1167      Units-RSP
                               6/13/2003         Acquisition              20           9.1167      Dividends-ACP
                               5/30/2003         Acquisition             225.92                    ESPP

C.F. Heine                     6/30/2003         Acquisition               3.57                    DRIP
                               6/13/2003         Acquisition              49           9.1167      Dividends-RSP
                               6/13/2003         Acquisition              10           9.1167      Units-RSP
                               6/13/2003         Acquisition              17           9.1167      Dividends-ACP
                               5/30/2003         Acquisition             738.64                    ESPP

                                      -37-



                                DATE OF           NATURE OF           NO. OF
        NAME                  TRANSACTION        TRANSACTION          SHARES       SHARE PRICE     TRANSACTION TYPE
        ----                  -----------        -----------          ------       -----------     ----------------
G.H. Hiner                     6/30/2003         Acquisition              15           9.1167      Dividends-DDFP

J.P. Kelly                     6/30/2003         Acquisition               1           9.1167      Dividends-DDFP

J.M. Laisure                   6/30/2003         Acquisition               2.30                    DRIP
                               6/13/2003         Acquisition              61           9.1167      Dividends-RSP
                               6/13/2003         Acquisition              43           9.1167      Dividends-ACP
                               5/30/2003         Acquisition             738.64                    ESPP

J.M. Magliochetti              6/13/2003         Acquisition              87           9.1167      Dividends-RSP
                               6/13/2003         Acquisition              75           9.1167      Units-RSP
                               6/13/2003         Acquisition              32           9.1167      Dividends-ACP

M.R. Marks                     6/30/2003         Acquisition              14           9.1167      Dividends-DDFP

T.R. McCormack                 6/13/2003         Acquisition              60           9.1167      Dividends-RSP
                               6/13/2003         Acquisition               4           9.1167      Dividends-ACP
                               5/30/2003         Acquisition             170.34                    ESPP

R.B. Priory                    6/30/2003         Acquisition              21           9.1167      Dividends-DDFP
                               6/30/2003         Acquisition           2,715           9.1167      Units-DDFP

R.C. Richter                   6/13/2003         Acquisition              39           9.1167      Dividends-RSP
                               6/13/2003         Acquisition               7           9.1167      Units-RSP
                               6/13/2003         Acquisition              28           9.1167      Dividends-ACP
                               5/30/2003         Acquisition             111.33                    ESPP

F.M. Senderos                  6/30/2003         Acquisition               2           9.1167      Dividends-DDFP

R.J. Westerheide               5/30/2003         Acquisition             414.98                    ESPP

ACP - ADDITIONAL COMPENSATION PLAN
DDFP - DIRECTOR DEFERRED FEE PLAN
DRIP - DIVIDEND REINVESTMENT PROGRAM
ESPP - EMPLOYEES' STOCK PURCHASE PLAN
RSP - 1999 RESTRICTED STOCK PLAN